UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13-G

                    Under the Securities Exchange Act of 1934

                           Integrated Technology Group
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
                          -----------------------------
                         (Title of Class of Securities)

                                    45815M101
                                  -------------
                                 (CUSIP Number)

                                 April 23, 2002
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 45815M101                             Page      2     of     5   Pages
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                                  SCHEDULE 13D

============ ===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Brighton Opportunity Fund, L.P.

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |_|

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------- -------- --------------------------------------------------
     NUMBER OF          5     SOLE VOTING POWER
      SHARES                  650,000 shares of Common Stock
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                     -------- --------------------------------------------------
                        6     SHARED VOTING POWER

                     -------- --------------------------------------------------
                        7     SOLE DISPOSITIVE POWER
                              650,000 shares of Common Stock
                     -------- --------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

------------ -------------------------------------------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000 shares of Common Stock
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                       |_|

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.78 % of Common Stock
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
             PN
============ ===================================================================


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CUSIP No. 45815M101                             Page      3     of     5   Pages
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Item 1.  Issuer

         This Schedule 13G relates to Common Stock, par value $.001 per share (the "Common Stock"), of INTEGRATED TECHNOLOGY GROUP (the "Issuer"), a Nevada corporation. The principal executive offices of the Issuer are located at 301 West Main, Suite 500, Ardmore, OK 73401.


Item 2.  Identity and Background

         (a) This statement is being filed by Brighton Opportunity Fund, L.P. ("Brighton" or the "Reporting Person").

         (b) Brighton is an investment fund managed by Brighton Advisors, LLC. The business address of Brighton Advisors, LLC is 301 North Canon Drive, Suite 210, Beverly Hills, CA 90210. Brighton Advisors is a registered investment advisor.

         (c) Brighton is organized under the laws of Delaware.

         (d) Title and Class of Securities: Common Stock

         (e) CUSIP Number: 45815M101

Item 3. Statement filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c).

         |_|       (a)  Broker or dealer registered under Section 15 of the Act;

         |_|       (b)  Bank as defined in section 3(a)(6) of the Act;

         |_|       (c)  Insurance Company as defined in section 3(a)(19) of the
         Act;

         |X|       (d)  Investment company registered under section 8 of the
         Investment Company Act of 1940;

         |_|       (e)  An investment adviser in accordance with Section
         240.13d-1(b)(1)(ii)(F);

         |_|       (f)  A parent holding company or control person in accordance with Section 240.13d-1(b)(1) (ii)(F);

         |_|       (g)  A parent holding company or control person in accordance with Section 240.13d-1(b) (ii)(G);

         |_|       (h)  A savings association as defined in Section 3(b) of the
         Federal Deposit Insurance Act (12 U.S.C. 1813);

         |_|       (i)  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

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CUSIP No. 45815M101                             Page      4     of     5   Pages
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         |_|       (j) Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         (a) Amount Beneficially Owned: 650,000 shares beneficially owned by the Reporting Person.

         (b)      Percent of Class: approximately 5.78 %

         (c)      Number of shares as to which the Reporting Persons have:

              (i)   sole power to vote or direct the vote: 650,000.
              (ii)  shared power to vote or to direct the vote: 0.
              (iii) sole power to dispose or to direct the disposition: 650,000.
              (iv)  shared power to dispose or to direct the disposition: 0.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Member of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10.  Certification

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 45815M101                             Page      5     of     5   Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated this ___day of May, 2002.

                              Brighton Opportunity Fund, L.P.


                              By:    /s/ Tisno Ongarra, Brighton Advisors, LLC
                                    ------------------------------------------
                              Its: Manager